UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: August 27, 2018

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

AIP Long/Short Fund A

3.	Securities and Exchange Commission File No.:

811- 22094

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐  Initial Application           ☒  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

522 Fifth Avenue

New York, NY 10036

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard Horowitz

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

(212) 698-3525

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

State Street Bank and Trust Company

1 Lincoln Street

Boston, MA 02110-2990

(records relating to its functions as administrator and custodian of the fund)

(416) 362-1100

Morgan Stanley AIP GP LP

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

(records relating to its functions as investment advisor to the fund)

(888) 322-4675

UMB Fund Services

235 West Galena Street

Milwaukee, WI 53212

(records relating to its functions as the transfer agent of the fund)

(800) 421-7572

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐  Open-end           ☒  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Morgan Stanley AIP GP LP
100 Front Street

West Conshohocken, Pennsylvania 19428-2881

Morgan Stanley Investment Management Limited

25 Cabot Square

Canary Wharf

London, E14 4QA

United Kingdom

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Morgan Stanley Distribution, Inc.

100 Front Street

West Conshohocken, Pennsylvania 19428-2881

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not Applicable.

(b)	Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes           ☒  No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes           ☐  No

If Yes, state the date on which the board vote took place:

November 2, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes           ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Pursuant to the Fund’s Agreement and Declaration of Trust, the Fund is not required to obtain the approval of shareholders with respect to the abandonment of registration. See exhibit (a)(2) to the Fund’s N-2 Registration Statement, filed with the Securities and Exchange Commission on July 16, 2007.

II.       Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes           ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐  Yes           ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☐  Yes           ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes           ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes           ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes           ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes           ☐  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐  Yes           ☐  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes           ☐  No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes           ☐  No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes     ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒  Yes     ☐  No

If Yes, describe the nature and extent of those activities:

Upon abandonment of registration, the fund will continue to operate as a private fund pursuant to Section 3(c)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). The fund can rely on Section 3(c)(1) of the 1940 Act because the fund has fewer than 100 holders of its securities and is no longer making any public offering of its securities and does not propose to make a public offering of its securities in the future. The fund has notified its remaining shareholder that, after receiving the deregistration order, certain legal protections afforded to the shareholder of an investment company registered under the 1940 Act will no longer apply.

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of AIP Long/Short Fund A (ii) he is the Chief Compliance Officer of AIP Long/Short Fund A (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Noel Langlois
Noel Langlois

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